Exhibit 99.1

Noah Holdings Limited to Hold Annual General Meeting on December 16, 2022

SHANGHAI, November 11, 2022 /PRNewswire/ — Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today published a circular (the “AGM Circular”) to provide shareholders with information on the proposals that will be put forward at the Company’s annual general meeting of the shareholders (the “AGM”) for shareholders’ approval and the notice of the AGM (the “AGM Notice”). The AGM will be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time, for the purpose to consider and, if appropriate, to approve the resolutions contained in the AGM Notice. The AGM Circular, AGM Notice and form of proxy for the AGM are available on the Company’s investor relations website at ir.noahgroup.com.

Holders of the Class A ordinary shares as of the close of business on Monday, October 24, 2022, Hong Kong time, are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on Monday, October 24, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

Noah has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). Noah’s annual report on Form 20-F can be accessed on the Company's website at ir.noahgroup.com, as well as on the SEC’s website at http://www.sec.gov.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2022, Noah distributed RMB34.3 billion (US$5.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB155.4 billion (US$23.2 billion) as of June 30, 2022.

Noah's wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in Renminbi and other currencies. Noah's network covers 79 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,255 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company's wealth management business had 418,675 registered clients as of June 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com